January 11, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Daniel L. Gordon, Branch Chief

RE: Trump Entertainment Resorts, Inc.
Form 10-Q for the quarterly period ended September 30, 2010
Filed November 15, 2010
File No. 1-13794

Dear Mr. Gordon:

This memorandum responds to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in a letter to Trump Entertainment Resorts, Inc. (the “Company”), dated December 29, 2010, relating to the Company's Form 10-Q for the quarterly period ended September 30, 2010, filed on November 15, 2010.

Set forth below in bold is the comment in the Staff's letter. Immediately following the Staff's comment is the Company's response to the comment, including example language that we propose to incorporate into future filings with the Commission in response to the Staff's comment. All dollar amounts included in the Company's response are in thousands of dollars.

(6) Fresh-Start Reporting, page 19

1.    We note in your disclosure on page 20 that the reorganization value of the Company was estimated to be $459 million. Please reconcile this amount to the consolidated balance sheet of the Reorganized Company as of July 16, 2010, presented in the table on page 20.

Company's response:

As disclosed in the Company's Form 10-Q and other filings with the Commission, on May 7, 2010, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Supplemental Modified Sixth Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code Proposed by the Debtors and the Ad Hoc Committee of Holders of 8.5% Senior Secured Notes Due 2015, as filed with the Bankruptcy Court, in final form, on May 7, 2010 (the “Plan of Reorganization”). As set forth in the Disclosure Statement, as approved by the Bankruptcy Court, the reorganization value was deemed to be $459,000.

On July 16, 2010 (the “Consummation Date”), the Plan of Reorganization became effective and the

15 SOUTH PENNSYLVANIA AVENUE I ATLANTIC CITY, NJ 08401 I 609-347-3810 I WWW.TRUMPCASINOS.COM

transactions contemplated by the Plan of Reorganization were consummated. On the Consummation Date, as called for by the Plan of Reorganization, the Company and certain of its subsidiaries (as reorganized, the “Reorganized Debtors”) entered into an Amended and Restated Credit Agreement with Beal Bank, SSB (“Beal Bank”) and Icahn Partners and certain related entities (collectively, “Icahn Partners), as lenders (the “Amended and Restated Credit Agreement”).

On September 21, 2010, the Reorganized Debtors entered into a Global Settlement Agreement (the “Settlement Agreement”), dated as of September 21, 2010, with Beal Bank and Icahn Partners.

On October 5, 2010, the Bankruptcy Court approved the Settlement Agreement. The settlement terms set forth in the Settlement Agreement became effective on October 6, 2010. Pursuant to the Settlement Agreement, all then pending proceedings involving the parties arising from, relating to, or in any way connected with certain matters that were in litigation relating to the Plan of Reorganization (the “Litigation Matters”) were dismissed and/or withdrawn by the parties with prejudice. In addition, pursuant to the Settlement Agreement, the parties agreed to amend the Amended and Restated Credit Agreement pursuant to a Third Amendment thereto, which became effective on October 6, 2010. Under the Third Amendment, which by its terms was retroactive to July 16, 2010, the initial principal amount of the interest-bearing portion of the term loans under the Amended and Restated Credit Agreement as of the Consummation Date was increased by $12,500 from $334,000 to $346,500. Because the Third Amendment was, by its terms, effective retroactively to July 16, 2010, the Consummation Date, it has been reflected in the Company's condensed consolidated financial statements as of July 16, 2010.

The following table reconciles the estimated reorganization value of $459,0001 to the condensed consolidated balance sheet of the Reorganized Company as of July 16, 2010:

Debt:
Total estimated reorganization value under the Plan of Reorganization	$459,000
Plus:
Increase in amount outstanding under the Amended and
Restated Credit Agreement pursuant to the Settlement Agreement	12,500
Less:
Reduction in long-term debt through portion of proceeds from Rights Offering	(125,000)
Total debt (excluding capitalized lease obligations) in opening balance sheet of
Reorganized Company	$346,500

Equity:
Predecessor equity ownership value under Plan of Reorganization	$—
Capital contribution made pursuant to the Rights Offering	225,000
Total equity value in opening balance sheet of Reorganized Company	$225,000

In future filings, the Company will include the preceding reconciliation as part of its fresh-start reporting footnote.

1 Prior to the transactions shown in the following table, the reorganization value of $459,000 equaled the amount of the long-term indebtedness of the Reorganized Company and there was, pursuant to the Plan of Reorganization, no recovery for the equity of the Predecessor Company.

15 SOUTH PENNSYLVANIA AVENUE I ATLANTIC CITY, NJ 08401 I 609-347-3810 I WWW.TRUMPCASINOS.COM

     In connection with responding to the Staff's comments, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-Q for the quarterly period ended September 30, 2010; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's feedback. If you have any further questions or comments, please do not hesitate to contact me at (609) 449-5534 or Michael Rynkiewicz, Corporate Controller, at (609) 347-3735.

Very truly yours,

/s/ David R. Hughes

David R. Hughes
Executive Vice President and Chief Financial Officer

15 SOUTH PENNSYLVANIA AVENUE I ATLANTIC CITY, NJ 08401 I 609-347-3810 I WWW.TRUMPCASINOS.COM
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